EXHIBIT 77E

SEQUOIA FUND, INC.


On January 8, 2016, Stanley H. Epstein, Harriet P. Epstein, and SEP IRA A/C Peter Christopher Gardener, derivatively and on behalf of Sequoia Fund, Inc., filed a suit against Ruane, Cunniff & Goldfarb, Inc., Robert D. Goldfarb, David Poppe, Robert L. Swiggett and Roger Lowenstein (collectively, the "Defendants") in the Supreme Court of the State of New York, County of New York. Sequoia Fund, Inc. is also named in the suit as a Nominal Defendant. The complaint asserts derivative claims against the Defendants for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract and gross negligence. The case is Epstein v. Ruane, Cunniff & Goldfarb Inc., 650100/2016, Supreme Court of the State of New York, County of New York (Manhattan).